UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 26, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 25 January 2011

Orange enters into exclusive negotiations with Dailymotion with a view to acquiring a 49% stake in its capital

Once the operation has been approved:

•

Orange will take a 49% share in Dailymotion for 58.8 million euros

•

Dailymotion, the 2nd largest online video site worldwide will provide Orange with the opportunity to develop a complete multi-screen video offer

Orange has entered into exclusive negotiations with Dailymotion with a view to acquiring a 49% stake in the online video site. Beginning in 2013, the project allows Orange a progressive capital increase to 100% and also allows for the integration of new business partners. The signature of the final agreement should be reached in the coming months and will enable both parties to optimize their video services and enrich their respective offers.

This operation fully illustrates Orange’s content strategy, which aims to benefit its customers by building on the Group’s role as an aggregator and broadcaster of content through the development of strong partnerships. This strategy was exhibited in other recent announcements in areas such as the press, publishing and music businesses, e.g., through the launch of Read and Go and through Orange's partnership with Deezer.

This project is strategic for Orange insofar as the Dailymotion video platform will immediately provide the Group with a solution that can meet the increase in its customers’ video use across all connected screens (via internet, WiFi or 3G). The operation will also enable Orange to accelerate its multi-screen strategy by anticipating the growth in high definition, 3D and continuity across all screens.

Video content, like social networks, has become a core product in the digital world. In the United States, the average time spent on Internet videos is now more than 12 hours a month per web user. In France, one out of three smartphone owners watches videos each week. With a billion videos watched each month and 93 million unique visitors, in six years Dailymotion has developed the know-how, ability and technological expertise that make it a leading player worldwide and a flagship brand in online video.

For Dailymotion, this project represents an opportunity to enrich its content offer and to benefit from Orange's innovation and marketing skills in order to extend its services across all digital screens for all users. With an already strong international presence and 80% of its users located outside France, Dailymotion will be able to accelerate its growth internationally using the presence of the Orange group in 32 countries. Orange will also reach a critical size in the field of audience and online services.

This operation will be subject to consultation with staff representative organizations, as required by French law.

Stéphane Richard, the CEO of France Telecom-Orange, stated: “This operation once again illustrates the role that Orange intends to play in the content value chain. Although we are no longer publishers ourselves, we are strengthening our position in the fields of aggregation and distribution. We will provide our customers with an enriched and innovative video offer combining Dailymotion’s know-how and diversity of content with the quality of our networks across all connected screens. Our role is to support our customers in this digital revolution - we would like to bring them into the 'Cloud Video’ world where Dailymotion is a major player.”

Cédric Tournay CEO of Dailymotion, stated: “We are delighted with this agreement as it will bring Dailymotion into a new era of development, six years after it was founded. This relationship offers many synergies and opportunities, particularly in the technology area. It will empower Dailymotion to build new services, enrich its content selection and continue its aggressive audience growth across the world.”

About Orange

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. With more than 131 million customers, the Orange brand covers internet, television and mobile services in the majority of countries where the Group operates. At the end of 2009, France Telecom had sales of 44.8 billion euros (33.7 billion euros for the first nine months of 2010). At 30 September 2010, the Group had a total customer base of 203 million customers in 32 countries. These include 144.5 million mobile customers and 13.3 million broadband internet (ADSL, FTTH) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

About Dailymotion

Dailymotion is ranked 32nd most visited website worldwide with 93 million unique visitors (comScore Oct. 2010) generating over one billion videos views. Dailymotion offers the best content from users, independent content creators and premium partners in the media and entertainment industries. Using the most advanced technology for both users and content creators, Dailymotion provides HD video in a fast, easy-to-use online service. Dailymotion offers the best user experience across all digital devices (computers, mobile devices, connected TVs and tablets).

Dailymotion was founded in 2005 and received funding from leading shareholders including Atlas Venture, Partech International, Advent Venture Partners, IDInvest Partners and the French Sovereign Fund (FSI). Dailymotion has 120 employees based in offices in Paris, New York, London and Barcelona, and in additional countries around the globe (including Turkey, India and Poland) through local distribution partnerships. Dailymotion is a brand-safe platform for advertisers offering innovative video advertising formats and customized communication programs.

Dailymotion is available anywhere in the world in 15 different languages with 32 localized versions featuring local home pages and local content. For further information, please go to www.dailymotion.com.

Orange press contacts:

Sébastien Audra, +33 1 44 44 93 93, sebastien.audra@orange-ftgroup.com

Olivier Emberger, +33 1 44 44 93 93, olivier.emberger@orange-ftgroup.com

Dailymotion press contact:

Frédérique BOYER (Europe), BERMUDES RP, +33 1 40 54 23 40, fboyer@bermudes-rp.com

Ephraim COHEN (USA), The Fortex Group, +1 646 807 8721, cohen@fortexgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 26, 2011	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer